TYPE:      425
SEQUENCE:  1
DESCRIPTION:  NEWS RELEASE FILED PURSUANT TO RULE 425

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                             Filed by: RMI.NET, Inc.
                             This communication is filed pursuant to Rules 165 and 425, as promulgated under the Securities Act of 1933, as amended.

                             Subject Company: Internet Communications
                                                Corporation
                             Commission File No. 0-19578

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THIS NEWSPAPER ARTICLE IS FILED BY RMI.NET, INC. PURSUANT TO RULES 165 AND 425
OF THE SECURITIES ACT OF 1933 AND IS THEREBY DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF RMI.NET, INC AND INTERNET COMMUNICATIONS CORPORATION THAT HAVE BEEN AND WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO RMI.NET'S PROPOSED ACQUISITION OF INTERNET COMMUNICATIONS CORPORATION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE PROPOSED ACQUISITION. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO RMI.NET, INC. BY CONTACTING CHRISTOPHER J. MELCHER, VICE PRESIDENT AND GENERAL COUNSEL, RMI.NET, INC. LEGAL DEPARTMENT, 999 EIGHTEENTH STREET, SUITE 2201, DENVER, COLORADO 80202, (303) 672-0700, http://www.rmi.net.

Set forth below is a press release issued by RMI.NET, Inc.

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[RMI.NET LOGO]


FOR IMMEDIATE RELEASE:               PLEASE CONTACT:
November 3, 2000                     Jeremy Bronson
                                     Phone:     303.672.0706
                                     Email:     jeremy.bronson@corp.rmi.net


AT&T CABLE OPEN ACCESS TRIAL BEGINS

RMI.NET One of Eight Participating ISPs

DENVER, Colo., Nov 3 - RMI.NET, Inc. (NASDAQ: RMII), a national web solutions/e-commerce and connectivity company, announced today the kick-off of its participation in the AT&T Broadband cable open access trial in Boulder, Colo. The trial, whose participants were selected in May, includes ISPs such as RMI.NET, EarthLink and Juno Online, as well as some other, more specialized providers.

"We are eager to demonstrate our outstanding brand of broadband Internet service over cable systems, and we are pleased that AT&T Broadband is keeping this project on track," stated Douglas H. Hanson, RMI.NET Chairman and CEO.

"RMI.NET and our peer group of national ISPs are also pressing for finalization of the business terms for open access participation," added Hanson. "Clearly, the right model is to pattern the relationships after open access to the local telephone network, where we will pay to use the infrastructure but maintain control over the customer relationships and associated revenue."

RMI.NET executives have testified before the Federal Communications Commission and the Colorado legislature on this issue.

The company previously announced its selection to participate in the major Time Warner open access trial, which will take place in Columbus, Ohio.

ABOUT RMI.NET

Denver-based RMI.NET is a national e-commerce and connectivity company focusing on Web solutions for small and medium-sized businesses. The company specializes in e-business applications; hosting, co-location, and web solutions, including design and marketing; and high-speed Internet access, including digital subscriber line (DSL) service. RMI.NET has annualized revenue of approximately $50 million and more than 100,000 customers nationwide. The company wholly owns a shopping, e-commerce and portal site, www.webzone.com. For more information, call (800) 411-6066, or visit RMI.NET's web site at www.rmi.net.

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This press release may contain forward-looking statements. Although the company believes these statements are based on reasonable assumptions, differences between assumed facts and actual results can be material, depending on the circumstances. For example, RMI.NET may not be granted access to cable systems in order to sell its service to them, or the company may not have sufficient capital available to take advantage of such opportunities. Investors should be aware of the important factors and risks that could have a material impact on future results and should refer to the cautionary statements sections of RMI.NET's periodic filings with the Securities and Exchange Commission, including the most recent forms 10-K and 10-Q.

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